Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176811

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 20, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2012)

            Shares

Callon Petroleum Company

    % Series A Cumulative Preferred Stock

$        Per Share

Liquidation Preference $50.00 Per Share

We are offering shares of our     % Series A Cumulative Preferred Stock, par value $0.01 per share, which we refer to in this prospectus supplement as the “Series A Preferred Stock.” Holders of the Series A Preferred Stock will be entitled to cumulative dividends (whether or not declared) in the amount of $         per share each year, which is equivalent to     % of the $50.00 liquidation preference per share from, but not including, the date of issuance. Dividends on the Series A Preferred Stock will be payable quarterly in arrears on the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day) when, as and if declared by our board of directors, beginning June 30, 2013.

Investors in the Series A Preferred Stock generally will have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not consecutive) and under certain other circumstances.

We may not redeem the Series A Preferred Stock before May     , 2018, except as described below. On or after May     , 2018, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, by paying $50.00 per share, plus any accrued and unpaid dividends to the redemption date. If at any time a “Change of Control,” as defined in this prospectus supplement, occurs, we (or the acquiring company) will have the option to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the date on which the Change of Control has occurred at $50.00 per share plus accrued and unpaid dividends to the redemption date. The Series A Preferred Stock will have no stated maturity and will not be subject to any sinking fund or other mandatory redemption.

If not redeemed upon a Change of Control, each holder of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into common stock, as further described herein.

The Series A Preferred Stock is a new issue of securities with no established trading market. We plan to file an application to list the Series A Preferred Stock on the New York Stock Exchange (“NYSE”) under the symbol “CPE.A.” If that application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

The underwriters are selling shares of the Series A Preferred Securities offered in this prospectus supplement on a “best efforts” basis and are not required to sell any specific number or dollar amount of the securities offered by this prospectus supplement, but will use their commercially reasonable best efforts to sell such securities. The underwriters will receive a commission with respect to such sales. There is no arrangement for funds to be received in escrow, trust or similar arrangement. For additional information regarding our arrangement with the underwriter and underwriting compensation, please see “Underwriting” beginning on page S-45 of this prospectus supplement.

Investing in the Series A Preferred Stock involves a high degree of risk. You should carefully consider the risks relating to an investment in the Series A Preferred Stock and each of the other risk factors described under “Risk Factors” beginning on page S-17 of this prospectus supplement and in our reports filed with the Securities and Exchange Commission, which are incorporated by reference herein, before you make an investment in our securities.

We expect that delivery of the Series A Preferred Stock will be made to investors through the book-entry facilities of The Depository Trust Company on or about May     , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Janney Montgomery Scott	Sterne Agee	MLV& Co.

Co-Managers

Dougherty & Company LLC	Northland Capital Markets

The date of this prospectus supplement is May     , 2013

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus supplement and the accompanying prospectus or in any of the materials that we have incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Incorporation of certain documents by reference.” Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus supplement and the accompanying prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement and the accompanying prospectus does not extend to you. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus supplement or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

i

EXTENDED SETTLEMENT

We expect that delivery of the shares of the Series A Preferred Stock will be made to investors on or about the fifth business day following the date of the final prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade shares of the Series A Preferred Stock before their delivery, you will be required, because the shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade shares of the Series A Preferred Stock before their delivery, you should consult your advisors.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise noted, or the context otherwise requires, the terms the “Company,” “we,” “us” and “our” refer collectively to Callon Petroleum Company and its predecessors and subsidiaries. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information incorporated by reference under “Incorporation of Certain Documents by Reference.”

This prospectus supplement summarizes the specific terms of the securities being offered and supplements the general descriptions set forth in the attached prospectus. This prospectus supplement may also update or supersede information in the attached prospectus. In the case of inconsistencies, this prospectus supplement will apply.

Northland Capital Markets is the trade name for certain capital markets and investment banking activities of Northland Securities, Inc., member FINRA/SIPC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Callon Petroleum Company, who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of Certain Documents by Reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus supplement and you should not consider that information a part of this prospectus supplement.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the Series A Preferred Stock is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013;

•	Our definitive Proxy Statement, in connection with our 2013 Annual Meeting of Stockholders filed April 4, 2013; and

•

The description of our common stock contained in our Registration Statement on Form 8-B filed with the SEC on October 3, 1994 and any amendments or reports filed for the purpose of updated that description.

All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and that are deemed “filed” prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s website at the address provided above. We will provide you a copy of any or all of the information that has been incorporated by reference in this prospectus supplement (including exhibits to those documents specifically incorporated by reference in this document), at no cost, upon your written or oral request to us at the following address or telephone number:

Callon Petroleum Company

200 North Canal Street

Natchez, Mississippi 39120

Telephone: (601) 442-1601

Attn: Investor Relations

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in this prospectus supplement include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions intended to identify forward-looking statements.

All statements, other than statements of historical facts, included in this prospectus supplement and the documents incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate will or may occur in the future are forwarding looking-statements, including such things as:

•	our oil and gas reserve quantities, and the discounted present value of these reserves;

•	the amount and nature of our capital expenditures;

•	drilling of wells;

•	the timing and amount of future production and operating costs;

•	business strategies and plans of management including the sale of our Habanero property; and

•	prospect development and property acquisitions.

Some of the risks, which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements, include:

•	general economic conditions including the availability of credit and access to existing lines of credit;

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	the availability and cost of seismic, drilling and other equipment;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	difficulties encountered in delivering oil and natural gas to commercial markets;

•	changes in customer demand and producers’ supply;

•	the uncertainty of our ability to attract capital and obtain financing on favorable terms;

•	compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business including those related to climate change and greenhouse gases;

•	actions of operators of our oil and gas properties;

•	weather conditions; and

•	the risk factors discussed under the heading “Risk Factors” in this prospectus supplement and those discussed in the documents we have incorporated by reference.

All forward-looking statements, expressed or implied, included in this prospectus supplement and the documents we incorporate by reference are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.

SUMMARY

The following summary highlights selected information about us and the offering and does not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in its entirety, including the information set forth under “Risk Factors,” and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement are forward-looking statements, which involve risks and uncertainties. See “Forward-Looking Statements.”

The Company

Callon Petroleum Company has been engaged in the exploration, development, acquisition and production of oil and natural gas properties since 1950.

In 2009, we shifted our operational focus from the Gulf of Mexico to the acquisition, exploration, development and production of onshore properties located in the Permian Basin in Texas (specifically, the Midland Basin area) and the Haynesville shale in Louisiana. As of December 31, 2012, we had estimated net proved reserves of 14.1 million barrels of oil equivalent, comprised of 77% crude oil volumes. Approximately 67% of these volumes were located onshore in the Permian Basin. Our production for 2012 was 977 thousand barrels of oil and 3,588 million cubic feet of natural gas.

Our Strategy

Our objective is to enhance shareholder value by executing the following strategy:

•

Capitalize on onshore asset growth potential. We have built an acreage position of approximately 33,000 net acres in the Permian Basin, with potential for both vertical and horizontal drilling development. The increased reserve and production potential associated with our ongoing horizontal well program positions us to deliver meaningful asset growth in the coming years as we convert our acreage to production. Based on our evaluation efforts completed to date, our inventory of horizontal wells, targeting the Wolfcamp A and B shale zones in the southern and central Midland Basin was 112 identified locations as of January 1, 2013. We believe that there is the opportunity to add to this inventory from both additional target zones currently being tested by industry as well as downspacing of our current locations. In addition, we are in the process of evaluating the Mississippian lime in the northern Midland Basin which has the potential to add an additional 74 horizontal well locations. Our vertical well inventory, comprised of “Wolfberry” drilling opportunities, has recently been high-graded to focus on locations with the potential for incremental completion zones and currently stands at over 100 locations based on 40-acre spacing.

•

Focus on capital efficiency. A critical component of our growth strategy is maintaining a focus on the efficient deployment of capital, especially related to more capital intensive horizontal drilling efforts. We recently initiated a program development of our fields in Upton and Reagan counties, drilling multiple wells from a single pad and leveraging common infrastructure. These efforts, combined with ongoing learning curve impacts, have enabled us to drill our horizontal wells in 15 – 20 days. In addition, we have been successful in reducing the completion costs of these wells as our relationships with service providers have evolved over the last year. As a result, we estimate that the total cost of our horizontal Wolfcamp wells is in the range of $6.0 to $7.0 million, depending on lateral length and location in the basin.

•

Maintain conservative financial profile. As part of our onshore transition strategy that began in 2009, we also focused on deleveraging our balance sheet in anticipation of increased onshore capital investment, resulting in a total debt (excluding deferred credit) to total capitalization ratio of 38% as of March 31, 2013. We also employ strategies to help reduce the risks associated with the oil and natural gas industry, utilizing derivatives contracts to help reduce the effects of volatile commodity prices. As of March 31, 2013, we have contracts covering approximately 45% and 20% of our projected 2013 oil and natural gas, respectively.

Our Strengths

•

Proven track record of reserve growth. Since acquiring 1.6 million barrels of oil equivalent of proved reserves in the Permian Basin in late 2009, we have grown our proved reserve base in the Permian Basin to 9.4 million barrels of oil equivalent at December 31, 2012. As a result, we extended our proved reserve life to 8.9 years as of December 31, 2012, reflecting the increased component of long-lived, oil assets from the Permian Basin within our asset base.

•

Free cash flow from offshore operations. Historically, our offshore properties have generated substantial free cash flow, which we have redeployed in the acquisition, exploration and development of onshore properties. In December 2012, we completed the sale of our interest in the deepwater Habanero field, monetizing our future cash flow from this asset for near-term investment in our Permian Basin operations. The core of our remaining Gulf of Mexico portion is a 15% working interest in the Medusa field which has been producing for almost 10 years. We have invested over $260.0 million in our onshore initiatives since 2009, with a majority of this capital investment sourced from our Gulf of Mexico properties over that period.

•

Solid financial position for future growth. We believe we have a solid liquidity position, with $37.0 million available under our revolving credit facility and $2.0 million of cash balances as of May 6, 2013. The borrowing base amount under our revolving credit facility, which was recently increased 15% to $75.0 million, is reviewed semi-annually by our lending group after receiving our updated proved reserve report. The next redetermination is scheduled for September 30, 2013. We have no near-term debt maturities, although we periodically repay borrowings outstanding under our revolving credit facility. Our long-term capital position also provides a strong foundation for future operations, with a total debt (excluding the deferred credit related to our senior notes due 2016) to last twelve months Adjusted EBITDA of 1.9x as of March 31, 2013.

•

Management Experience and Operational Strength. We have assembled a management team experienced in oil and natural gas acquisitions, exploration, development and production in the areas in which we focus our operations, with an average of 28 years of experience in their relevant fields of expertise. Our technical and operational teams continue to benefit from the knowledge gained from our increased level of activity in the Permian Basin and from the recent addition of new employees with significant experience in the region. Importantly, we operate 100% of our onshore properties, which provides us substantial control over the growth and development of our assets. In order to effectively manage our growing onshore position, we maintain a technical office in Houston, Texas and a field operations office in Midland, Texas.

Reserve and Production Overview

As of March 31, 2013, we owned an interest in approximately 123 gross wells. As of December 31, 2012, we had 14 million barrels of oil equivalent (“MMboe”) of proved reserves, of which approximately 77% was crude oil and 48% was proved developed reserves. The following table sets forth information regarding proved reserves and production by geographic region.

	December 31, 2012							March 31, 2013
	Total Proved Reserves (MBOE)	% Proved Developed	Oil as % of Total Proved Reserves	PV-10 ($ in millions)[1]	Producing Wells	2012 Production	Reserve Life Index (Years)[2]	First Quarter Daily Production (BOE/Day)	Net Acreage[3]
Permian Basin	9,416	35.85%	76.56%	$78,950	96	591	15.9	1,584	32,962
Gulf of Mexico	4,451	70.86%	80.23%	170,481	21	938	4.7	1,973	25,154
Haynesville	205	100.00%	0.00%	666	1	46	4.5	87	429

Total	14,072	47.86%	76.61%	$250,097	118	1,575	8.9	3,644	58,545

(1)	Based on unweighted average prices as of the first of each month during the 12 months ended December 31, 2012 of $94.74 per Bbl and $2.76 per MMBtu.
(2)	Calculated by dividing total proved reserves as of December 31, 2012 by average net production for 2012.
(3)	Includes developed and undeveloped acreage. Excludes 64,963 net acres on federal lands in Nevada.

Recent Developments

On April 29, 2013, we announced the retention of an advisor to assist with the marketing of our Medusa property. Our decision to evaluate alternatives for this last remaining deepwater asset is the result of a comprehensive review of our portfolio of identified drilling locations and other prospective acreage over the last several months. Although Medusa is a high-quality oil field with near-term drilling potential, we believe that our Permian position represents a significant opportunity for increased capital allocation given the risk adjusted returns associated with our current Permian Basin portfolio. In addition, a potential sale transaction would provide us with the financial strength and flexibility to pursue complementary Permian Basin acquisitions with an improved overall cost of capital.

On May 9, 2013, we announced first quarter 2013 earnings and provided an operational update, highlighting the following:

•	Program development of Wolfcamp shale in southern Midland Basin yielding cost efficiencies and opportunities to accelerate completion schedule.

•	Third East Bloxom horizontal Wolfcamp B well recently producing over 1,003 barrels of oil equivalent per day during flowback period.

•	Revenue of $22.5 million from daily production of 3,644 barrels of oil per day, or $68.72 per barrel of oil equivalent produced.

On May 10, 2013, we entered into the second amendment to our Fourth Amended and Restated Credit Agreement dated as of June 20, 2012 with Regions Bank, as administrative agent, and the other lenders party thereto (as amended, our “Credit Facility”), to allow us to pay quarterly Senior Unsecured Debt and Preferred Equity Charges (as defined in the Credit Facility) of $5.5 million per quarter, so long as we are not in default under the Credit Facility. The amendment will become effective provided that we receive a minimum of $30.0 million of net cash proceeds from a preferred equity offering.

Corporate Information

Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi, 39120, and our telephone number is (601) 442-1601.

THE OFFERING

The following is a brief summary of certain terms of the Series A Preferred Stock and this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of Series A Preferred Stock” beginning on page S-25 of this prospectus supplement and “Description of Capital Stock” beginning on page 12 of the accompanying prospectus.

Issuer	Callon Petroleum Company

Securities Offered	shares of % Series A Preferred Stock, $0.01 par value per share.

Best Efforts	The underwriters are selling shares of the Series A Preferred Stock offered in this prospectus supplement on a “best efforts” basis and are not required to sell any specific number or dollar amount of the securities offered by this prospectus supplement, but will use their best efforts to sell such securities. However, one of the conditions to our obligation to sell any of the shares of Series A Preferred Stock through the underwriters is that, upon the closing of the offering, the shares would qualify for listing on the NYSE. In order to list, the NYSE requires that at least 100,000 shares of Series A Preferred Stock be outstanding and the shares must be held in the aggregate by at least 100 round lot stockholders in the United States holding an aggregate of at least $2,000,000 in shares.

Dividends	Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series A Preferred Stock at a rate of % per annum of the $50.00 liquidation preference per share (equivalent to $ per annum per share). Dividends will generally be payable quarterly in arrears on the last day of each March, June, September and December when, as and if declared by our board of directors. The first dividend payment date for the Series A Preferred Stock sold in this offering will be June 30, 2013, and the dividend payable on that date will be paid on July 1, 2013 (because June 30 is a Sunday) and in the amount of $ per share. If any date on which dividends are first payable is not a business day, then the dividend is paid on the next succeeding business day, and no interest or additional dividends or other sums accrues as a result of any such delay. Dividends on the Series A Preferred Stock will accrue regardless of whether (i) the terms of any Senior Stock (as defined below) we may issue or agreements we may enter into, including any documents governing our indebtedness, at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors.

All payments of dividends made to the holders of Series A Preferred Stock will be credited against the previously accrued dividends on such shares of Series A Preferred Stock. We will credit any dividends paid on the Series A Preferred Stock first to the earliest accrued and unpaid dividend due.

Optional Redemption	We may not redeem the Series A Preferred Stock prior to May , 2018, except pursuant to the special redemption upon a Change of Control discussed below. On and after May , 2018, we may redeem the Series A Preferred Stock for cash at our option, from time to time, in whole or in part, at a redemption price of $50.00 per share, plus accrued and unpaid dividends (whether or not declared) to the redemption date. Please see the section entitled “Description of Series A Preferred Stock—Redemption—Optional Redemption.”

Special Redemption upon Change of Control	Following a “Change of Control” (as defined below), we (or the acquiring company) will have the option to redeem the Series A Preferred Stock, in whole or in part, within 120 days after the date on which the Change of Control has occurred, for cash at $50.00 per share, plus accrued and unpaid dividends (whether or not declared), to the redemption date. A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of our company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts (“ADRs”) representing such securities) listed on the NYSE, the NYSE MKT (the “NYSE MKT”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ (collectively, a “National Exchange”).

Conversion Rights	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock (or equivalent value of alternative consideration) per share of Series A Preferred Stock to be converted equal to the lesser of:

•

the quotient obtained by dividing (1) the sum of the $50.00 liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (2) the Common Stock Price (as defined below); and

•	(the “Share Cap”), subject to certain adjustments; subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus supplement.

If, prior to the Change of Control Conversion Date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series A Preferred Stock will not have any right to convert the Series A Preferred Stock in connection with the Change of Control Conversion Right and any Series A Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Common Stock Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of the Series A Preferred Stock—Limited Conversion Rights Upon a Change of Control.”

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Ranking	The Series A Preferred Stock will rank: (i) senior to the common stock and any other equity securities we may issue in the future, the terms of which specifically provide that such equity securities rank junior to such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “Junior Stock,” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “Parity Stock,” (iii) junior to all other equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock), referred to as “Senior Stock,” and (iv) junior to all of our existing and future indebtedness. Please see the section entitled “Description of the Series A Preferred Stock—Ranking.”

Liquidation Preference	If we liquidate, dissolve or wind up our operations, the holders of the Series A Preferred Stock will have the right to receive $50.00 per share, plus all accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common stock and any other Junior Stock. The rights of the holders of the Series A Preferred Stock to receive the liquidation preference will be subject to the proportionate rights of holders of each other future series or class of Parity Stock and subordinate to the rights of Senior Stock. Please see the Section entitled “Description of the Series A Preferred Stock—Liquidation Preference.”

No Maturity or Mandatory Redemption	The Series A Preferred Stock does not have any stated maturity redemption date and will not be subject to any sinking fund or mandatory redemption provisions except for redemption at our option (or the option of the acquiring entity) under some circumstances upon a Change of Ownership or Control as described above or on or after May , 2018.

Voting Rights	Holders of Series A Preferred Stock generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six or more quarterly periods, whether or not consecutive, the holders of the Series A Preferred Stock, voting as a single class with the holders of any other Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends which we owe on the Series A Preferred Stock and Parity Stock. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock (such series voting together as a separate class) is required for us to authorize, create or increase shares ranking senior to the Series A Preferred Stock or to effect certain amendments to our charter that would materially and adversely affect the terms of the Series A Preferred Stock. Please see the Section entitled “Description of the Series A Preferred Stock—Voting Rights.”

Material US Federal Income Tax Considerations	The material U.S. federal income tax consequences of purchasing, owning and disposing of Series A Preferred Stock are described in the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page S-37 of this prospectus supplement. You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series A Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Listing, Market for Series A Preferred Stock	There currently is no market for the Series A Preferred Stock. We intend to file an application to list the Series A Preferred Stock on the NYSE under the symbol “CPE.A.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series A Preferred Stock.

Book-Entry Form	The Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ million, after deducting the underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of the Series A Preferred Stock under this prospectus supplement to accelerate the timing of our capital expenditures to further develop and evaluate our properties in the Permian basin, and for possible future acquisitions and general corporate purposes. Pending such use, we will use the net proceeds to repay borrowings under our Credit Facility, which were incurred to pay for our capital expenditure program and for general corporate purposes. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. Please see the section entitled “Use of Proceeds.”

Risk Factors	Investing in the Series A Preferred Stock involves risks. You should carefully consider the information set forth in the section of this prospectus supplement titled “Risk Factors,” in our reports filed with the SEC, which are incorporated by reference herein, and the other information included in or incorporated in this prospectus supplement, before deciding whether to invest in our Series A Preferred Stock.

Settlement	Delivery of the shares of Series A Preferred Stock will be made against payment therefor on or about May , 2013.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected consolidated historical financial information as of and for the periods indicated. We derived the information in the following tables from, and that information should be read together with and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes incorporated by reference herein. The tables should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which are incorporated by reference herein.

	Three Months ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Statement of Operations Data:
Operating revenues
Crude oil revenues	$19,540	$25,749	$96,584	$100,962	$65,243
Natural gas revenues	3,001	3,545	14,149	26,682	24,639

Total oil and natural gas revenues	22,541	29,294	110,733	127,644	89,882

Operating expenses
Lease operating expenses	6,297	8,784	26,554	20,347	17,712
Depreciation, depletion and amortization	11,042	12,189	49,701	48,701	31,805
General and administrative	3,739	5,031	20,358	16,636	16,507
Accretion expense	565	574	2,253	2,338	2,446
Acquisition expense	0	0	0	0	233
Impairment of other property and equipment	0	0	1,177	0	0

Total operating expenses	21,643	26,578	100,043	88,022	68,703

Income from operations	898	2,716	10,690	39,622	21,179

Other (income) expense
Interest expense	1,515	2,577	9,108	11,717	13,312
(Gain) loss on early extinguishment of debt	0	0	(1,366)	(1,942)	339
Gain on acquired assets	0	0	0	(5,041)	0
(Gain) loss on derivative contracts	418	(70)	(1,717)	0	0
Other income	(45)	(305)	(79)	(1,426)	(257)

Total other (income) expense	1,888	2,202	5,946	3,308	13,394

Income (loss) before income taxes	(990)	514	4,744	36,314	7,785
Income tax expense (benefit)	(169)	144	2,223	(69,283)	(174)

Income (loss) before equity in earnings of Medusa Spar LLC	(821)	370	2,521	105,597	7,959
Equity in earnings of Medusa Spar LLC	21	118	226	799	427

Net income (loss) available to common shares	($800)	$488	$2,747	$106,396	$8,386

Net income (loss) per common share:
Basic	($0.02)	$0.01	$0.07	$2.81	$0.29
Diluted	($0.02)	$0.01	$0.07	$2.76	$0.28

Shares used in computing net income (loss) per common share:
Basic	39,793	39,351	39,522	37,908	28,817
Diluted	39,793	40,254	40,337	38,582	29,476

Adjusted EBITDA (LTM)[1]	$65,048	$95,434	$68,342	$91,221	$59,632
Total Debt to adjusted EBITDA[2]	2.10	1.30	1.77	1.37	2.78

	Three Months ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
Statement of Cash Flow Data:
Capital expenditures	$30,089	$45,481	$135,374	$100,243	$60,903
Net cash flow provided by operating activities	$12,875	$10,350	$51,290	$79,167	$100,102
Net cash flow used in investing activities	($29,635)	($44,217)	($93,703)	($91,511)	($59,738)
Net cash flow (used in) provided by financing activities	$17,000	($2)	($243)	$38,703	($26,252)
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,379	$9,926	$1,139	$43,795	$17,436
Property and equipment, net	$287,408	$244,803	$269,521	$215,912	$168,868
Total assets	$394,465	$364,979	$378,173	$369,707	$218,326
Revolving credit facility	$27,000	$0	$10,000	$0	$0
13% Senior Notes—Principal outstanding	$96,961	$106,961	$96,961	$106,961	$137,961
13% Senior Notes—Deferred credit	$12,908	$17,573	$13,707	$18,384	$27,543

Total Debt	$136,869	$124,534	$120,668	$125,345	$165,504

Total Stockholders’ Equity	$206,196	$198,751	$205,971	$201,202	$15,810

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “Reconciliation of Non-GAAP Financial Measure” below.
(2)	For all three month periods, Adjusted EBITDA is annualized in calculating the ratio of senior debt to Adjusted EBITDA.

Reconciliation of Non-GAAP Financial Measure

Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net income before interest expense, exploration expense, depletion, depreciation and amortization, impairment of oil and natural gas properties, accretion of asset retirement obligations, deferred tax expense, and unrealized gain/loss on oil and natural gas derivative contracts. We present Adjusted EBITDA because we believe it is an important supplemental measure of our performance that is frequently used by others in evaluating companies in our industry. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. Adjusted EBITDA has significant limitations, including that it does not reflect our cash requirements for capital expenditures, contractual commitments, working capital or debt service. In addition, other companies may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

The following table sets forth a reconciliation of net income (loss) as determined in accordance with GAAP to Adjusted EBITDA for the periods indicated:

	Twelve Months Ending		December 31,
	3/31/3013	3/31/3012	2012	2011	2010
Net income (loss)	$1,459	$100,473	$2,747	$106,396	$8,386
Interest expense	8,046	10,802	9,108	11,717	13,312
Depreciation, depletion and amortization	49,950	52,238	49,701	48,701	31,805
Accretion of asset retirement obligations	2,244	2,297	2,253	2,338	2,446
Deferred tax (benefit) expense	1,910	(66,892)	2,223	(69,283)	0
Other non-cash items	1,439	(3,484)	2,310	(8,648)	3,683

Adjusted EBITDA	$65,048	$95,434	$68,342	$91,221	$59,632

SELECTED PROVED RESERVES AND OPERATING DATA

Proved Reserves

The table below summarizes our estimated proved reserves as of December 31, 2012.

Estimated Proved Reserves[1]:
Oil (MBbl)	10,780
Natural gas (MMcf)	19,753
Total proved (MBoe)	14,072
Proved developed producing (MBoe)	6,735
Proved undeveloped (MBoe)	7,337
Percent oil	76.61%
Percent proved developed	47.86%

(1)	Our “SEC Pricing” proved reserves as of December 31, 2012 were calculated using oil and natural gas price parameters established by current Securities and Exchange Commission (“SEC”) guidelines and accounting rules based on average prices as of the first day of each of the 12 months ended on such date. These average prices were $94.74 per Bbl for oil and $2.76 per MMBtu for natural gas. Pricing was adjusted for basis differentials by field based on our historical realized prices.

Operating Data

The following table sets forth certain information regarding production volumes, average prices and average production costs associated with our sale of oil and natural gas for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010
	(unaudited)		(dollars in thousands)
Net production:
Oil (Mbbls)	206	241	977	996	859
Natural gas (MMcf)	738	904	3,588	5,081	4,892

Total (Mboe)	328	392	1,575	1,843	1,674

Average sales price per unit before hedging effects:
Oil (per Bbl)	$94.85	$106.84	$97.41	$101.72	$75.97
Natural gas (per Mcf)	$4.07	$3.92	$3.94	$5.25	$4.91

Average sales price per unit after hedging effects:
Oil (per Bbl)	$94.85	$106.84	$98.86	$101.34	$75.97
Natural gas (per Mcf)	$4.07	$3.92	$3.94	$5.25	$5.04

Average costs per BOE:
Lease operating expense	$17.55	$21.02	$15.32	$10.05	$10.09
Production taxes	$1.64	$1.40	$1.54	$0.99	$0.49
Depreciation, depletion and amortization	$33.66	$31.09	$31.56	$26.42	$19.00
General and administrative expense	$11.40	$12.83	$12.93	$9.03	9.86

RISK FACTORS

An investment in our Series A Preferred Stock involves a high degree of risk. You should carefully consider the following risks and all of the other information included or incorporated by reference in this prospectus supplement, including but not limited to the risk factors included in the Company’s Form 10-K filed with the SEC on March 14, 2013, before making an investment decision. Additional risks related to us and our securities may be in our other filings with the SEC. In evaluating an investment in the Series A Preferred Stock, the factors described below should be considered carefully. The trading price of our Series A Preferred Stock could decline due to any of these risks, and you may lose all or part of your investment.

The Series A Preferred Stock is a new issuance of securities and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series A Preferred Stock has no stated maturity date.

The Series A Preferred Stock is a new issuance of securities with no established trading market. Since the Series A Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. Subject to issuance, we anticipate that our shares of Series A Preferred Stock will be approved for listing on the NYSE under the symbol “CPE.A.” An active trading market for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series A Preferred Stock will be limited.

The market value of the Series A Preferred Stock could be adversely affected by various factors.

The trading price of the Series A Preferred Stock may depend on many factors, including:

•	market liquidity;

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series A Preferred Stock to decrease.

We could be prevented from paying cash dividends on the Series A Preferred Stock.

Although dividends on the Series A Preferred Stock are cumulative and arrearages will accrue until paid, you will only receive cash dividends on the Series A Preferred Stock when, as and if declared by our board of directors, and if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law or the terms of any of our agreements, including the documents governing our indebtedness.

Under Delaware law, cash dividends on capital stock may only be paid from “surplus” or, if there is no “surplus,” from the corporation’s net profits for the then-current or the preceding fiscal year. Unless we operate profitably, our ability to pay cash dividends on the Series A Preferred Stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of net assets (total assets less total liabilities) over capital. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series A Preferred Stock when payable. Further, even if adequate surplus is available to pay cash dividends on the Series A Preferred Stock, we may not have sufficient cash to pay dividends on the Series A Preferred Stock.

Our revolving credit facility, which is guaranteed by our subsidiaries, contains covenants that prohibit us from (i) paying cash dividends if a default or an event of default exists at the time of, or would be caused by, such payment and (ii) paying any cash dividends due on the Series A Preferred Stock plus cash interest on our senior notes due 2016 (and other unsecured indebtedness) in excess of $22.0 million in the aggregate each calendar year. As such, we could become unable, on a temporary or permanent basis, to pay dividends, either in cash or in kind, on the Series A Preferred Stock. Future debt, contractual covenants or arrangements that we may enter into in the future may also restrict or prevent future dividend payments. Cash interest on our senior notes due 2016 is payable at the rate of 13% or $12.6 million per annum on the $97.0 million of notes currently outstanding. We have no other unsecured indebtedness.

In addition, under the indenture for our senior notes due 2016 the dividends on the Series A Preferred Stock will be deemed a “restricted payment.” Under the indenture, the amount of restricted payments that we may make are limited to an amount which increases quarterly by one-half of the amount of our net income plus the proceeds we receive from the sale of common stock and certain other equity securities and other amounts provided for in the indenture, and is reduced by the full amount of our net loss (as adjusted), any dividends we pay or the amount of common stock or other equity securities we purchase, the amount of other restricted payments we make and certain other amounts we incur during the quarter, as such terms are defined in the indenture. Future losses, dividends and other restricted payments that we make or other events could cause us to be unable, under the terms of the indenture for the senior notes due 2016, to pay dividends on the Series A Preferred Stock.

The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors affecting us as a whole. Accordingly, there is no guarantee that we will be able to pay any dividends on the Series A Preferred Stock.

As a holding company, Callon Petroleum depends on the ability of its subsidiaries to transfer funds to it to meet its debt service and other obligations, including with respect to its payment of dividends on the Series A Preferred Stock.

Callon Petroleum is a holding company and has substantially no direct operations or significant assets, other than the equity interest of its subsidiaries. Accordingly, Callon Petroleum depends on its subsidiaries for dividends and other payments to generate the funds necessary to meet its debt service and other obligations. Callon Petroleum’s ability to pay dividends on the Series A Preferred Stock will depend on the receipt of distributions and other payments from its subsidiaries. The ability of its subsidiaries to pay dividends, interest payments, loans and other distributions to Callon Petroleum is limited by the terms of our revolving credit facility, as well as by such subsidiaries’ operating results.

The Series A Preferred Stock has not been rated and our payment obligations with respect to the shares of Series A Preferred Stock will be effectively subordinated to all of our existing and future debt.

The Series A Preferred Stock has not been rated by any nationally recognized statistical rating organization. In addition, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series A Preferred Stock will be subordinated to all of our existing and future debt and all future capital stock designated as senior to the Series A Preferred Stock. As of March 31, 2013, our total outstanding indebtedness was approximately $137.0 million, and we had approximately $38.0 million in unused borrowing capacity under our revolving credit facility. We may incur additional indebtedness in the future to finance acquisitions or the development of properties and the terms of the Series A Preferred Stock do not require us to obtain the approval of the holders of the Series A Preferred Stock prior to incurring additional indebtedness. As a result, our existing and future indebtedness may be subject to restrictive covenants or other provisions that may prevent or otherwise limit our ability to make dividend or liquidation payments on the Series A Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to the Series A Preferred Stock and would be required to be paid before any payments could be made to holders of the Series A Preferred Stock.

Investors should not expect us to redeem the Series A Preferred Stock on the date the Series A Preferred Stock becomes redeemable by us or on any particular date afterwards.

The shares of Series A Preferred Stock have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. By its terms, the Series A Preferred Stock may be redeemed by us at our option either in whole or in part at any time on or after May     , 2018. Any decision we may make at any time to redeem the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position, including the composition of our stockholders’ equity and general market conditions at that time.

Holders of Series A Preferred Stock have extremely limited voting rights.

Except as expressly stated in the certificate of designations governing the Series A Preferred Stock, as a holder of Series A Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action. For example, your approval would not be required to elect members to our board of directors, or for any merger or consolidation in which we are involved or sale of all or substantially all of our assets except to the extent that such transaction materially adversely changes the express powers, preferences, rights or privileges of the holders of Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contains any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series A Preferred Stock, so long as the terms and rights of the holders of Series A Preferred Stock are not materially and adversely changed. See “Description of the Series A Preferred Stock—Voting Rights” on page S-30 of this prospectus supplement.

The issuance in future offerings of preferred stock may adversely affect the value of the Series A Preferred Stock.

Our certificate of incorporation currently authorizes the issuance of up to 2,500,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by the our board of directors. Upon the completion of the offering described in this prospectus supplement, we may sell additional shares of Series A Preferred Stock on terms that may differ from those described in this prospectus supplement. Accordingly, we may issue additional shares of Series A Preferred Stock and/or other classes of preferred stock that would rank on parity with or, with the consent of the holders of the Series A Preferred Stock, senior to the Series A Preferred Stock as to dividend rights or rights upon liquidation, winding up or dissolution. The issuance of additional preferred shares on parity with or, with the consent of the holders of the Series A Preferred Stock, senior to the Series A Preferred Stock would dilute the interests of the holders of Series A Preferred Stock and any issuance of preferred stock that is senior to the Series A Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Stock.

This offering is being conducted on a “best efforts” basis.

The underwriters are offering the Series A Preferred Stock on a “best efforts” basis, and the underwriters are under no obligation to purchase any shares of Series A Preferred Stock for their own account. The underwriters are not required to sell any specific number or dollar amount of securities in this offering but will use their best efforts to sell the securities offered in this prospectus supplement. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated.

Holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

We may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” If any distributions on the Series A Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series A Preferred Stock might decline. For additional information concerning these matters, see “Material U.S. Federal Income Tax Considerations” on page S-37 of this prospectus supplement.

Non-U.S. holders may be subject to U.S. income tax with respect to gain on disposition of their Series A Preferred Stock.

If we are a U.S. real property holding corporation at any time within the five-year period preceding a disposition of Series A Preferred Stock by a non-U.S. holder or the holder’s holding period of the stock disposed of, whichever period is shorter, such non-U.S. holder may be subject to U.S. federal income tax with respect to gain on such disposition. We believe that we are a U.S. real property holding corporation. However, so long as the Series A Preferred Stock is regularly traded on an established securities market, a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of the Series A Preferred Stock if it holds and has held (during the shorter of the five-year period immediately preceding the date of disposition or the holder’s holding period) not more than 5% of the total outstanding shares of the Series A Preferred Stock. For additional information concerning these matters, see “Material U.S. Federal Income Tax Considerations” on page S-37 of this prospectus supplement.

The Series A Preferred Stock is not convertible, except in limited circumstances, and purchasers may not realize a corresponding benefit if we prosper.

The Series A Preferred Stock accrues dividends at a fixed rate is not convertible into our common stock, except in the limited circumstances described under “Description of the Series A Preferred Stock—Limited Conversion Rights Upon a Change of Control.” Accordingly, the market value of the Series A Preferred Stock may depend on dividend and interest rates for other preferred stock, debt securities and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Series A Preferred Stock. Moreover, our right to redeem the Series A Preferred Stock on or after May     , 2018 or in the event of a change in control could impose a ceiling on its value.

If the Series A Preferred Stock or our common stock is delisted, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited, and the market value of the Series A Preferred Stock will likely be materially adversely affected.

Other than in connection with a Change of Control, the Series A Preferred Stock does not contain provisions that are intended to protect you if our common stock is delisted from the NYSE. Since the Series A Preferred Stock has no stated maturity date, you may be forced to hold your shares of the Series A Preferred Stock and receive stated dividends on the Series A Preferred Stock when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof. In addition, if our common stock is delisted from the NYSE, it is likely that the Series A Preferred Stock will be delisted from the NYSE as well. Accordingly, if the Series A Preferred Stock or our common stock is delisted from the NYSE, your ability to transfer or sell your shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will likely be materially adversely affected.

You may not be able to exercise conversion rights upon a Change of Control, and, if exercisable, these conversion rights may not adequately compensate you.

Upon the occurrence of a Change of Control, each holder of the Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock held by such holder as described under “Description of Series A Preferred Stock—Redemption—Optional Redemption” or “—Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Series A Preferred Stock that are not called for redemption) to convert some or all of such holder’s Series A Preferred Stock into our shares of common stock (or under specified circumstances involving certain alternative consideration).

Although we generally may not redeem the Series A Preferred Stock prior to May     , 2018, we have a special optional redemption right to redeem the Series A Preferred Stock in the event of a Change of Control, and holders of the Series A Preferred Stock will not have the right to convert any shares that we have elected to redeem prior to the Change of Control Conversion Date. Please see the sections entitled “Description of the Series A Preferred Stock— Redemption—Special Optional Redemption” and “Description of the Series A Preferred Stock— Limited Conversion Rights Upon a Change of Control.”

If we do not elect to redeem the Series A Preferred Stock prior to the Change of Control Conversion Date, then upon an exercise of the conversion rights provided for in this prospectus supplement, the holders of Series A Preferred Stock will be limited to a maximum number of shares of our common stock (or, if applicable, the Alternative Conversion Consideration (as defined herein)) equal to the Share Cap (as defined herein) multiplied by the number of shares of Series A Preferred Stock converted.

In addition, the type of “change of control” transaction in which the conversion rights apply, and in which we have the right to redeem the Series A Preferred Stock, is very limited. A Change of Control for these purposes means a transaction that meets both of the following requirements: (1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (2) following the closing of any transaction referred to in clause (1) above, neither we nor the acquiring or surviving entity has a class of common securities listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ. As a result, other than with respect to a Change of Control, holders of Series A Preferred Stock will not have conversion rights, and we will not have the right to redeem the shares of Series A Preferred Stock.

Change of control conversion rights may make it more difficult for a party to acquire us or discourage a party from acquiring us.

The Change of Control conversion feature of the Series A Preferred Stock may have the effect of discouraging a third party from making an acquisition proposal for us or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then-current market price of such stock or that shareholders may otherwise believe is in their best interests.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $         million, after deducting the underwriters’ commissions and our estimated offering expenses. We expect to use the net proceeds of this offering to accelerate our capital expenditures to further develop and evaluate our properties in the Permian Basin, for possible future acquisitions and for general corporate purposes. Pending such use, we expect to use the net proceeds to repay borrowings under our revolving credit facility, which borrowings were incurred to pay our capital expenditure program and for general corporate purposes.

As of March 31, 2013, our revolving credit facility, which matures on March 15, 2016, had $27 million of borrowings outstanding, and a weighted average interest rate of 3.1%.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The table below sets forth our ratio of earnings to fixed charges and preferred stock dividends on an historical basis for the periods indicated. Earnings consist of pretax income (loss) from continuing operations and fixed charges. Fixed charges consist of interest expense and capitalized costs. We did not have any dividend payments during the periods presented.

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008[1]
Earnings (Loss):
Income (loss) before income taxes	($990)	$4,744	$36,314	$7,785	$53,759	($478,880)
Distributed income from Medusa Spar LLC	340	1,735	1,267	1,540	1,700	498
Plus fixed charges	2,690	11,217	12,290	15,312	29,374	33,201
Less capitalized interest	(1,175)	(2,109)	(573)	(2,000)	(3,213)	(6,496)

Net income (loss) as adjusted	$865	$15,587	$49,298	$22,637	$81,620	($451,677)

Fixed charges:
Total Interest expensed	$1,515	$9,108	$11,717	$13,312	$26,161	$26,705
Capitalized interest	1,175	2,109	573	2,000	3,213	6,496

Total fixed charges	$2,690	$11,217	$12,290	$15,312	$29,374	$33,201

Ratio of earnings to fixed charges and preferred stock dividends	0.32	1.39	4.01	1.48	2.78	—

(1)	For the year ended December 31, 2008, we recognized a $485.5 million non-cash ceiling test write-down of our oil and gas properties. As a result, earnings in 2008 were insufficient to cover fixed charges by $485.4 million, and therefore no ratio is shown.

CAPITALIZATION

The following table sets forth, on an unaudited basis, our cash and cash equivalents and capitalization as of March 31, 2013, and on an as adjusted basis to give effect to this offering and the application of the estimated net proceeds of this offering as described in the “Use of Proceeds”, as if this offering had occurred on March 31, 2013. The table below should be read in conjunction with, and is qualified in its entirety by reference to “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which are incorporated by reference herein.

	As of March 31, 2013
	Actual	As Adjusted
Cash and Cash Equivalents	$1,379	$

Long-term debt, less current portion:
Senior secured revolving credit facility	27,000
Senior Notes due 2016—Principal amount	96,961
Senior Notes due 2016—Deferred credit	12,908

Total long-term debt	$136,869	$

Stockholders’ Equity
Common stock	399
Series A Preferred Stock	0
Additional paid in capital	329,140
Retained earnings	(123,343)

Total stockholders’ equity	$206,196

Total Capitalization	$343,065	$

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The terms of the Series A Preferred Stock will be contained in a certificate of designation that will amend our certificate of incorporation. The following description is a summary of the material provisions of the Series A Preferred Stock and the certificate of designation. It does not purport to be complete. You are strongly encouraged to read the certificate of designation because it, and not this description, defines your rights as a holder of shares of Series A Preferred Stock. We will include the certificate of designation in a Current Report on Form 8-K that we will file with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 60,000,000 shares of common stock, $0.01 par value per share, and 2,500,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to issue shares of preferred stock and to classify and reclassify any unissued shares of common stock or preferred stock into one or more classes or series of stock. The preferred stock may be issued from time to time with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by the board of directors. See “Description of Preferred Stock” in the accompanying prospectus.

Our board of directors will adopt articles supplementary to our charter establishing the number and fixing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of a series of our preferred stock classified as     % Series A Cumulative Preferred Stock. The certificate of designations will initially authorize shares of Series A Preferred Stock. Our board of directors may, without the consent of the holders of the Series A Preferred Stock, authorize and issue additional shares of Series A Preferred Stock from time to time.

There is currently no market for the Series A Preferred Stock. We intend to file an application to list the Series A Preferred Stock on the NYSE under the symbol “CPE.A.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series A Preferred Stock. We expect the Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company. See “—Book-Entry Procedures” on page S-34.

The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock will be American Stock Transfer & Trust Company, LLC.

Ranking

The Series A Preferred Stock will rank: (i) senior to all of our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Junior Stock;” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, which we refer to as “Parity Stock;” (iii) junior to all other equity securities we issue, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock), which we refer to as “Senior Stock;” and (iv) junior to all of our existing and future indebtedness.

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of     % of the $50.00 per share liquidation preference per annum (equivalent to $                 per annum per share). Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the last day of each March, June, September and December (each, a “dividend payment date”); provided that if any dividend payment date is not a business day (as defined below), then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. The first dividend on the Series A Preferred Stock is scheduled to be paid on June 30, 2013 in the amount of $           per share, and that dividend will be paid on July 1, 2013 (because June 30 is a Sunday) to the persons who are the holders of record of the Series A Preferred Stock at the close of business on the corresponding record date, which will be June 15, 2013. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of each March, June, September and December, whether or not a business day, in which the applicable dividend payment date falls (each, a “dividend record date”).

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the payment thereof would be unlawful under the laws of the State of Delaware, or when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under “Risk Factors—We could be prevented from paying cash dividends on the Series A Preferred Stock” for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue regardless of whether (i) the terms of any Senior Stock (as defined below) we may issue or agreements we may enter into, including any documents governing our indebtedness, at any time prohibit the current payment of dividends, (ii) we have earnings, (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series A Preferred Stock offered pursuant to this prospectus supplement, will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation. Nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation. In addition, any shares of our common stock or preferred stock that we may issue ranking junior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except as mandatorily required by the terms of such equity security or by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series A Preferred Stock as to dividends and upon liquidation).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock ranking on parity that we may issue as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more quarterly dividend periods, whether or not consecutive (such event a “Dividend Penalty Event”), the dividend rate specified shall be increased to the rate of     % of the $50.00 per share stated liquidation preference per annum (equivalent to $                 per annum per share) (the “Penalty Rate”). This Penalty Rate shall remain in effect until all accrued but unpaid dividends on the Series A Preferred Stock have been paid in full and we shall have paid all dividends due on the Series A Preferred Stock for the two most recently ended quarterly dividend payment periods, at which time the dividend rate shall revert to the rate of     % of the $50.00 per share stated liquidation preference per annum otherwise specified for the next occurring dividend payment period and shall remain at     % until a subsequent Dividend Penalty Event shall occur.

Whenever a Delisting Event (as defined herein) occurs, the dividend rate specified shall be increased to the Penalty Rate. For purposes hereof a “Delisting Event” shall have occurred if, after May         , 2013 the Series A Preferred Stock is not listed for trading on the NYSE, the NYSE MKT or NASDAQ Stock NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ (each a “National Exchange”) for a period of 180 consecutive days. The Penalty Rate shall remain in effect until the Series A Preferred Stock is listed on a National Exchange, at which time the dividend rate shall revert to the rate of     % of the $50.00 per share stated liquidation preference per annum otherwise specified for the next occurring dividend payment period and shall remain at     % until a subsequent Delisting Event shall occur.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

Liquidation Preference

Upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of Junior Stock, the holders of Series A Preferred Stock shall be entitled to receive out of its assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $50.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all Senior Stock and Parity Stock, then after payment of the liquidating distribution on all outstanding Senior Stock, the holders of the Series A Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, our consolidation or merger with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute our voluntary or involuntary liquidation, dissolution or winding up.

The certificate of designation for the Series A Preferred Stock will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock.

Redemption

Optional Redemption

On and after May         , 2018, we may, at our option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $50.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If we elect to redeem any shares of Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption

Upon the occurrence of a Change of Control, provided no Limiting Document may prohibit it, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $50.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, we have provided notice of our election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to our optional redemption right described above under “—Optional Redemption” or this special optional redemption right), the holders of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined below and as described below under “—Limited Conversion Rights Upon a Change of Control”) with respect to the shares called for redemption. If we elect to redeem any shares of the Series A Preferred Stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American depositary receipts representing such securities) listed on a National Exchange.

Redemption Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series A Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date, (ii) the number of shares of Series A Preferred Stock to be redeemed, (iii) the redemption price of $50.00 per share of Series A Preferred Stock, plus any accrued and unpaid dividends to and including the date of redemption, (iv) the place or places where any certificates issued for Series A Preferred Stock other than through the DTC book entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series A Preferred Stock will cease to accrue on such redemption date, and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for Series A Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series A Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series A Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series A Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his Series A Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of Preferred Stock.

If we redeem any shares of Series A Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Voting Rights

Except as indicated below, the holders of the Series A Preferred Stock will have no voting rights.

If and whenever six quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock or six quarterly dividends (whether or not consecutive) payable on any other parity shares are in arrears, in each case, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of the Series A Preferred Stock, voting together as a single class with the holders of any other series of parity shares upon which like voting rights have been conferred and are exercisable (any such other series, the “voting preferred stock”), will have the right to elect these two additional directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series A Preferred Stock and such voting preferred stock and at each subsequent annual meeting of stockholders until all such dividends and distributions for the then current quarterly period on the Series A Preferred Stock and such other voting preferred stock have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series A Preferred Stock and the voting preferred stock then outstanding have been paid and full dividends on the Series A Preferred Stock and the voting preferred stock for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly. However, the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect two additional directors will again vest if and whenever six quarterly dividends are in arrears, as described above.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, is required in order:

(i)	to amend, alter or repeal any provisions of our restated certificate of incorporation or the share designation relating to the Series A Preferred Stock whether by merger, consolidation or otherwise, to affect materially and adversely the rights, preferences, privileges or voting powers of the holders of the Series A Preferred Stock,

(ii)	to authorize, create or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

For purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Stock:

•

the amendment of provisions of the charter so as to authorize or create or to increase the authorized amount of, any junior shares or any parity shares, including additional shares of Series A Preferred Stock; nor

•

any filing with the Delaware Secretary of State by us, including in connection with a merger, consolidation or otherwise, in which (1) we are the surviving entity and the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series A Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before May     , 2018, a Change of Control shall have occurred on or prior to such effectiveness), the Series A Preferred Holders will be entitled to receive in exchange for their Series A Preferred Stock without further action by such holder cash consideration equal to the redemption price described under “—Optional Redemption” above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness and funds sufficient to pay the redemption price for all shares of Series A Preferred Stock will be set aside for payment.

The above voting provisions will not apply with respect to shares of Series A Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series A Preferred Stock either are subject to (1) a notice of redemption pursuant to the provisions described above under “—Redemption—Optional Redemption” or “—Redemption—Special Optional Redemption” above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series A Preferred Stock called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.

When the Series A Preferred Stock is entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Preferred Stock may vote as a single class with any other series of our preferred stock (as described in this prospectus supplement or as may be required by law), each share of Series A Preferred Stock shall be entitled to one vote per $50.00 of stated liquidation preference.

However, we may create additional series or classes of parity shares and junior shares, increase the authorized number of shares of parity shares (including the Series A Preferred Stock) and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of the Series A Preferred Stock.

Limited Conversion Rights Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series A Preferred Stock as described above under “—Redemption—Optional Redemption,” or “—Redemption—Special Option Redemption” in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless we default in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $50.00 liquidation preference per preferred share plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

•	the Share Cap, subject to certain adjustments described below.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed shares of common stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.

In the case of a Change of Control pursuant to which our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our common stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of our common stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of common stock upon the conversion of the Series A Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series A Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

•

that if, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless we default in payment of the redemption price and all accumulated and unpaid dividends);

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

•	the name and address of the paying agent and the conversion agent;

•	the procedures that the holders of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right; and

•	the last date on which holders of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series A Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent, or, in the case of Series A Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series A Preferred Stock to be converted; and

•	that the Series A Preferred Stock is to be converted pursuant to the applicable provisions of the Series A Preferred Stock.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our common stock is not then listed for trading on a U.S. securities exchange.

Holders of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated Series A Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the Series A Preferred Stock is held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series A Preferred Stock. If we elect to redeem Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $50.00 per preferred share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

We will deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series A Preferred Stock into shares of our common stock or other property.

The Change of Control conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over us.

Except as provided above in connection with a Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other securities or property.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will: (i) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in our record books, and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. We will mail the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Book-Entry Procedures

The Depository Trust Company (“DTC”) will act as securities depositary for the Series A Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series A Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for shares of Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NYSE Amex, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series A Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Stock on DTC’s records. You, as the actual owner of the Series A Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series A Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series A Preferred Stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be paid directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving us reasonable notice. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

Direct Registration System

Our Series A Preferred Stock will be registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the Series A Preferred Stock holders entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership, and disposition of the Series A Preferred Stock offered by this prospectus supplement. This discussion only applies to investors who purchase and hold the Series A Preferred Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to each holder of Series A Preferred Stock in light of its particular circumstances.

This discussion is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, or may be subject to different interpretations which could result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Series A Preferred Stock. This discussion does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a holder of Series A Preferred Stock in light of its particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a holder of Series A Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, a pension or other employee benefit plan, a financial institution or broker-dealer, a person holding Series A Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, a former U.S. citizen, or a former long-term U.S. resident). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series A Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Series A Preferred Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Series A Preferred Stock.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE HOLDER OF OUR SERIES A PREFERRED STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES A PREFERRED STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES A PREFERRED STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES A PREFERRED STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. holders

Subject to the qualifications set forth above, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Stock by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of our Series A Preferred Stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. In general, if distributions are made with respect to the Series A Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s adjusted tax basis in the Series A Preferred Stock, and the excess will be treated as gain from the disposition of the Series A Preferred Stock, the tax treatment of which is discussed below under “U.S. holder: Disposition of Series A Preferred Stock, Including Redemptions.” As of the date of this prospectus supplement, we do not believe we have any accumulated earnings and profits for U.S. Federal income tax purposes. Additionally, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes.

Distributions treated as dividends that are received by individual holders of Series A Preferred Stock currently will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual stockholder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual stockholders with respect to the Series A Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Preferred Stock become ex-dividend (or, where the dividend is attributable to a period or periods in excess of 366 days, Series A Preferred Stock that is held for 90 days or less during the 181-day period beginning on the date which is 90 days before the date on which the Series A Preferred Stock becomes ex-dividend). In addition, certain U.S. holders (including individuals) will be subject to the 3.8% “Medicare” tax on net investment income (including dividend income) attributable to the Series A Preferred Stock. Individual stockholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Distributions treated as dividends that are received by corporations generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative Preferred Stock with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. Corporate holders of Series A Preferred Stock should also consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as preferred stock. Each domestic corporate holder of Series A Preferred Stock is urged to consult with its tax advisor with respect to the eligibility for and amount of any dividends received deduction and the application of Section 246A of the Code to any dividend it receives.

Constructive Distributions. Because we may call for the redemption of the Series A Preferred Stock under certain circumstances, the holder of the Series A Preferred Stock may be treated as receiving periodically a constructive distribution on the Series A Preferred Stock, if the Series A Preferred Stock is issued at a price less than the redemption price. Under applicable Treasury regulations, such constructive distribution would be required if, based on all of the facts and circumstances as of the issue date, the redemption pursuant to our right to redeem the Series A Preferred Stock is more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of original issue discount under Sections 1272 of the Code and the Treasury regulations under Sections 1271 through 1275 of the Code. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. We believe that our right to call for the redemption of the Series A Preferred Stock should not be treated as more likely than not to occur applying the foregoing test, and as a result, no constructive distribution should be required.

Disposition of Series A Preferred Stock, Including Redemptions. Except as provided below with respect to a conversion of the Series A Preferred Stock, upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Preferred Stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder on any sale, exchange, redemption (except as discussed below), or other disposition, and the U.S. holder’s adjusted tax basis in the Series A Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A Preferred Stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. In addition, gains recognized by certain U.S. holders will be subject to the 3.8% “Medicare” tax on net investment income.

A redemption of shares of Series A Preferred Stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder generally will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series A Preferred Stock exceeds one year at the time of the redemption), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A Preferred Stock redeemed, except to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Stock, which generally will be subject to the rules discussed above in “U.S. holder: Distributions in General.” A payment made in redemption of the Series A Preferred Stock will be treated as a dividend, rather than as payment in exchange for the Series A Preferred Stock, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

•	results in a “complete redemption” of a U.S. holder’s stock interest in us under Section 302(b)(3) of the Code; or

•	is a redemption of stock held by a non-corporate shareholder, where such redemption results in our partial liquidation under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of Series A Preferred Stock and our common stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in us, which will depend on the U.S. holder’s particular facts and circumstances at such time.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code. A

redemption will result in a “complete redemption” if either all of our stock actually and constructively owned by a U.S. holder is redeemed or all of our stock actually owned by the U.S. holder is redeemed and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of Series A Preferred Stock will likely not qualify for this exception because the voting rights are limited as provided in the “Description of Series A Preferred Stock — Voting Rights.”

For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is generally factual in nature and has been interpreted under case law to include the termination of a business or line of businesses.

If none of the foregoing tests result in sale or exchange treatment upon redemption, and instead a redemption payment is treated as a dividend distribution, the rules discussed above in “U.S. holder: Distributions in General” apply.

Because of the factual nature of the foregoing tests, each U.S. holder of Series A Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of Series A Preferred Stock will be treated as a dividend or as payment in exchange for the Series A Preferred Stock.

Conversion into Common Stock. As discussed above, to the extent we have not provided irrevocable notice of our election to redeem the Series A Preferred Stock, upon the occurrence of a Change of Control, each holder of our Series A Preferred Stock will have the right to convert the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock. Please see “Description of the Series A Preferred Stock—Limited Conversion Rights Upon a Change of Control.”

Except as discussed below, a U.S. holder generally will not recognize gain or loss upon the conversion of our Series A Preferred Stock, except to the extent of any cash or common stock received attributable to accumulated and unpaid dividends, which will be treated similarly to distributions described above under “—Distributions in General.” The adjusted tax basis of common stock received on conversion, other than shares of common stock attributable to accumulated but unpaid dividends, generally will equal the adjusted tax basis of our Series A Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional common stock exchanged for cash), and the holding period of such common stock received on conversion generally will include the period during which the U.S. holder held its converted Series A Preferred Stock prior to conversion. A U.S. holder’s adjusted tax basis in any shares of common stock received and treated as a dividend upon conversion will equal the fair market value of such common stock on the conversion date, and a U.S. holder’s holding period for such shares shall begin on the day after receipt thereof.

Cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional common share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received in lieu of the fractional common share and the adjusted tax basis allocable to the fractional common share deemed exchanged.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series A Preferred Stock and certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock unless the beneficial owner of such Series A Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

Non-U.S. holders

Subject to the qualifications set forth above under the caption “Material U.S. Federal Income Tax Considerations,” the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Stock by certain “non-U.S. holders.” For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of Series A Preferred Stock and you are an individual, corporation, estate or trust that is not a “U.S. holder.”

Distributions on the Series A Preferred Stock. In general, if distributions (actual or constructive) are made with respect to the Series A Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s adjusted tax basis in the Series A Preferred Stock and, to the extent such portion exceeds the non-U.S. holder’s adjusted tax basis, the excess will be treated as gain from the disposition of the Series A Preferred Stock, the tax treatment of which is discussed below under “Non-U.S. holder - Disposition of Series A Preferred Stock, Including Redemptions.” As of the date of this prospectus supplement, we do not believe that we have any accumulated earnings and profits for U.S. federal income tax purposes. Additionally, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes. In addition, if we are a U.S. real property holding corporation (a “USRPHC”) which we believe that we are, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Non-U.S. holder - Disposition of Series A Preferred Stock, Including Redemptions”), with a credit generally allowed against the non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Dividends paid to a non-U.S. holder of the Series A Preferred Stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including by providing a properly executed IRS Form W-8ECI (or other applicable form). Instead, such dividends will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of the Series A Preferred Stock who desires to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if the Series A Preferred Stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of the Series A Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Disposition of Series A Preferred Stock, Including Redemptions. Any gain realized by a non-U.S. holder on the disposition of the Series A Preferred Stock will generally not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such non-U.S. holder owned directly or pursuant to constructive ownership rules at any time during the five-year period ending on the date of disposition more than 5% of the Series A Preferred Stock. This assumes that the Series A Preferred Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are a USRPHC and that the Series A Preferred Stock will be treated as regularly traded on an established securities market.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (unless an applicable income tax treaty provides for a lower rate) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code, subject to certain additional withholding requirements that apply in connection with the transfer of an interest in a USRPHC.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A Preferred Stock, upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Preferred Stock, such a non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the non-U.S. holder on any sale, exchange, redemption (except as discussed below), or other disposition, and the non-U.S. holder’s adjusted tax basis in the Series A Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the non-U.S. holder’s holding period for the Series A Preferred Stock is longer than one year. A non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A Preferred Stock, a redemption of shares of the Series A Preferred Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a non-U.S. holder generally will recognize capital gain or loss (either short or long term capital gain or loss, as discussed above) equal to the difference between the amount of cash received plus the fair market value of other property received and the non-U.S. holder’s adjusted tax basis in the Series A Preferred Stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Stock, which generally will be subject to the rules discussed above in “Non-U.S. holder - Distributions on the Series A Preferred Stock.” A payment made in redemption of Series A Preferred Stock may instead be treated as a dividend, rather than as payment in exchange for the Series A Preferred Stock, in the same circumstances discussed above under “U.S. holder - Disposition of Series A Preferred Stock, Including Redemptions.” Each non-U.S. holder of Series A Preferred Stock should consult its own tax advisor to determine whether a payment made in redemption of Series A Preferred Stock will be treated as a dividend or as payment in exchange for the Series A Preferred Stock.

Conversion into Common Stock. Except to the extent there are dividends in arrears on the Series A Preferred Stock, the conversion of Series A Preferred Stock into common stock upon the occurrence of a Change of Control should not be taxable to a non-U.S. holder. A non-U.S. holder may be treated as receiving a constructive distribution to the extent of any dividends in arrears as a result of a conversion of the Series A Preferred Stock that will be taxed similarly to a distribution described above in “Non-U.S. holder - Distributions on the Series A Preferred Stock.”

Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series A Preferred Stock, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Payments to Foreign Financial Institutions and Certain Other Foreign Entities. The Foreign Account Tax Compliance Act, or FATCA, will impose a 30% withholding tax on any “withholdable payment” to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) or (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Under certain limited circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

“Withholdable payments” will include U.S.-source payments otherwise subject to nonresident withholding tax (including dividend income), and also include the entire gross proceeds from the sale of any equity of U.S. issuers. The withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The IRS is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

This withholding will apply to U.S.-source payments otherwise subject to nonresident withholding tax made on or after January 1, 2014 and to the payment of gross proceeds from the sale of any equity of U.S. issuers made on or after January 1, 2017.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement between us, Janney Montgomery Scott LLC, Sterne, Agee & Leach, Inc. and MLV & Co. LLC, on their own behalf and as the representatives of the other underwriters named therein, we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, up to an aggregate of             shares of Series A Preferred Stock, on a best efforts basis.

The underwriting agreement provides that the obligation of the underwriters to offer and sell the shares of Series A Preferred Stock, on a best efforts basis, is subject to certain conditions precedent, including but not limited to (i) listing on the NYSE, (ii) delivery of legal opinions, and (iii) delivery of various auditor and reserve engineer comfort letters. None of the underwriters are under an obligation to purchase any shares of Series A Preferred Stock for its own account. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriters may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are members of the Financial Industry Regulatory Authority.

The underwriters propose to offer the shares of Series A Preferred Stock to investors at the public offering price set forth on the cover of this prospectus supplement. There is no arrangement for funds to be received in escrow, trust or similar arrangement. In connection with the offer and sale of the Series A Preferred Stock by the underwriter, we will pay the underwriter an amount equal to 6% of the gross proceeds received by us in connection with the sale of the shares of Series A Preferred Stock, which will be deemed underwriting commissions.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share	Total
Public offering price	$	$
Underwriting commission paid by us	$	$
Proceeds, before expenses, to us	$	$

We have agreed to pay the underwriters’ reasonable out-of-pocket expenses (including fees and expense of underwriter’s counsel) incurred by the underwriters in connection with this offering up to $125,000. In addition, we estimate that our share of the total expenses of this offering, excluding underwriting commissions but including our reimbursement obligation of the underwriters’ reasonable out-of-pocket expenses described above, will be approximately $500,000.

There is currently no market for the Series A Preferred Stock. We intend to file an application to list the Series A Preferred Stock on the NYSE under the symbol “CPE.A.” If that application is approved, trading of the Series A Preferred Stock on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series A Preferred Stock.

We have agreed to indemnify the underwriters and selected dealers against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on Internet website maintained by the underwriters and may be made available on websites maintained by other dealers. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any dealer is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.

Foreign Regulatory Restrictions on Purchase of Shares

We have not taken any action to permit a public offering of the shares outside the United States or to permit the possession or distribution of this prospectus supplement outside the United States except in accordance with the laws of each such jurisdiction. Persons outside the United States who come into possession of this prospectus supplement must inform themselves about and observe any restrictions relating to this offering of the Series A Preferred Stock and the distribution of the prospectus supplement outside the United States.

LEGAL MATTERS

Certain legal matters regarding the validity of the Series A Preferred Stock will be passed upon for us by Haynes and Boone, LLP. Certain legal matters will be passed upon for the underwriters by LeClairRyan, A Professional Corporation.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of our internal control over financial reporting as of December 31, 2012, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Our financial statements are incorporated by reference in reliance on Ernst & Young’s reports, given on their authority as experts in accounting and auditing.

The information included or incorporated by reference in this prospectus supplement regarding estimated quantities of proved reserves as of December 31, 2012 using SEC guidelines, were prepared or derived from estimates prepared by Huddleston and Co., independent petroleum engineers. These estimates are included in this prospectus supplement in reliance on the authority of such firms as experts in these matters.

Prospectus

CALLON PETROLEUM COMPANY

$400,000,000

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities. Our common stock is quoted on The New York Stock Exchange under the symbol “CPE.”

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS. RISKS ASSOCIATED WITH AN INVESTMENT IN OUR SECURITIES WILL BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND OUR PERIODIC AND OTHER REPORTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, AS DESCRIBED IN “RISK FACTORS” ON PAGE 2. YOU SHOULD CAREFULLY CONSIDER THOSE RISK FACTORS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. Under this registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings with an aggregate offering price of up to $400,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any supplement to this prospectus, the terms “Callon,” the “Company,” “we,” “our” and “us” refer to Callon Petroleum Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

OUR COMPANY

We have been engaged in the exploration, development, acquisition and production of oil and gas properties since 1950.

In late 2008, our management shifted our operational focus from exploration in the Gulf of Mexico to building an onshore asset portfolio in order to provide a multi-year, low-risk drilling program in both oil and natural gas basins. The transition from offshore to onshore has been and is expected to continue to be primarily funded by reinvesting onshore the cash flows from our legacy Gulf of Mexico properties. As of December 31, 2010, we had estimated net proved reserves of 8.1 million barrels of oil and 33.0 billion cubic feet of natural gas, or 13.6 million barrels of oil equivalent and approximately 50% of our net proved reserves were located onshore in the Permian Basin Wolfberry and Haynesville Shale plays, compared to only 16.5% located onshore at December 31, 2009.

We are a Delaware corporation with our principal executive office located at 200 North Canal Street, Natchez, Mississippi 39120. Our telephone number at that address is (601) 442-1601. We maintain a website on the Internet at www.callon.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. The risks so described are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. Furthermore, the trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions intended to identify forward-looking statements.

All statements, other than statements of historical facts, included in this prospectus and the documents incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as:

•	our oil and gas reserve quantities, and the discounted present value of these reserves;

•	the amount and nature of our capital expenditures;

•	drilling of wells;

•	the timing and amount of future production and operating costs;

•	business strategies and plans of management; and

•	prospect development and property acquisitions.

Some of the risks, which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements, include:

•	general economic conditions including the availability of credit and access to existing lines of credit;

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	the availability and cost of seismic, drilling and other equipment;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	difficulties encountered in delivering oil and natural gas to commercial markets;

•	changes in customer demand and producers’ supply;

•	the uncertainty of our ability to attract capital and obtain financing on favorable terms;

•	compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business including those related to climate change and greenhouse gases;

•	actions of operators of our oil and gas properties;

•	weather conditions; and

•	the risk factors discussed under the heading “Risk Factors” in this prospectus and any prospectus supplement and those discussed in the documents we have incorporated by reference.

Consequently, all of the forward-looking statements made in this prospectus, and the documents incorporated by reference in this prospectus, are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward looking statements, whether as a result of new information, future results or otherwise.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including without limitation repaying or refinancing all or a portion of our existing short-term and long-term debt, making acquisitions of assets, businesses or securities, capital expenditures and for working capital. We will have significant discretion in the use of any net proceeds. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. We have calculated the ratio of earnings to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. “Fixed charges” consist of interest expensed and capitalized.

	Six Months Ended June 30, 2011
		Year Ended December 31,
		2010	2009	2008		2007	2006
Ratio of earnings to fixed charges	3.95	1.38	2.72	—	(1)	1.39	3.32

(1)	For the year ended December 31, 2008, we recognized a $485.5 million non-cash ceiling test write-down of our oil and gas properties. As a result, earnings in 2008 were insufficient to cover fixed charges by $485.4 million, and therefore no ratio is shown.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated are identical to the ratios presented in the table above.

DESCRIPTION OF DEBT SECURITIES

The debt securities of Callon covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities on a senior unsecured basis under one or more separate indentures between us, one or more of our subsidiaries, if any, that may be guarantors (the “Subsidiary Guarantors”) and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a senior indenture. We will issue subordinated debt securities under one or more separate indentures between us, the Subsidiary Guarantors, if any, and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a subordinated indenture. We refer to the senior indentures and the subordinated indentures collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt of Callon (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to our other subordinated debt that may be outstanding from time to time.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete and is qualified in its entirety by reference to the indentures. When debt securities are offered, the applicable prospectus supplement will explain the particular terms of such offered debt securities and the extent to which these general provisions may apply. If there are any differences between the prospectus supplement and this prospectus, the prospectus supplement will control. We have incorporated by reference the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Callon mean only Callon Petroleum Company.

Provisions Applicable to Each Indenture

General. The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that Callon may issue. Callon may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

Callon conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of Callon. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of Callon to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of Callon on their assets and earnings, to the extent Callon’s subsidiaries do not guarantee the debt securities.

The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event Callon participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require Callon to repurchase its securities in the event of a decline in Callon’s credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms. The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether the debt securities are entitled to a guarantee of any Subsidiary Guarantors;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of Callon or any other entity;

•	with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not prohibited by the applicable indenture.

Callon may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If Callon sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If Callon sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale of Assets or any Subsidiary Guarantors. The indentures generally permit a consolidation or merger between Callon or any Subsidiary Guarantor and another entity. They also permit Callon or any Subsidiary Guarantors to sell, lease, convey, transfer or otherwise dispose of all or substantially all of their assets. Callon and any Subsidiary Guarantors have agreed, however, that they will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of their assets to any entity unless:

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

•

if Callon or the Subsidiary Guarantor, as the case may be, is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of its covenants and obligations under the indenture and the debt securities.

Upon any such consolidation or merger in which Callon is not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving Callon, the resulting entity or transferee will be substituted for Callon under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, Callon will be released from the applicable indenture.

Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest when due on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to make any sinking fund payment when required for that series for 30 days;

•

failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•

specified events involving bankruptcy, insolvency or reorganization of Callon Petroleum Company or any Subsidiary Guarantor, if such Subsidiary Guarantor is a guarantor with respect to that series of debt securities and it is a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X promulgated under the Securities Act;

•	specified events involving the guarantees; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•

with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

•

with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities, or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indentures require Callon to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•

to provide for the assumption of the obligations under the indenture of Callon by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights Callon has under the indenture;

•	to add events of default with respect to any debt securities;

•

to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; provided, that any change made solely to conform the provisions of the indenture to a description of debt securities in a prospectus supplement will not be deemed to adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•

to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at Callon’s option, either of the following will occur:

•	Callon and any Subsidiary Guarantors will be discharged from their obligations with respect to the debt securities of that series (“legal defeasance”); or

•

Callon and any Subsidiary Guarantors will no longer have any obligation to comply with the consolidation, merger, and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Callon to pay principal, premium and interest on the debt securities and, if applicable, a Subsidiary Guarantor’s guarantee of the payments, will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Governing Law. New York law will govern the indentures, the debt securities and the guarantees.

Trustee. If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

Each indenture contains limitations on the right of the trustee, if it becomes a creditor of Callon or any Subsidiary Guarantor, if applicable, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Callon or any Subsidiary Guarantor, if applicable. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Callon designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents Callon initially designates, Callon may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Callon is required to maintain an office or agency for transfers and exchanges in each place of payment. Callon may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, Callon will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agent. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At Callon’s option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. Callon may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business date. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices. Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

Replacement of Debt Securities. Callon will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to Callon and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and Callon may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

Subordination. Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, Callon may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect Callon’s obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that Callon may incur. As a result of the subordination of the subordinated debt securities, if Callon becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in a prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of Callon, unless the debt states that it is not senior to the subordinated debt securities or other junior debt of Callon. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

Guarantee

The Subsidiary Guarantors may fully and unconditionally guarantee on an unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities issued by Callon when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantee provides that in the event of a default in the payment of principal of or any premium or interest on a debt security, the holder of that debt security may institute legal proceedings directly against the applicable Subsidiary Guarantor to enforce the guarantee without first proceeding against Callon. If senior debt securities are so guaranteed, the guarantee will rank equally with all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding and senior to any subordinated debt of the Subsidiary Guarantor. If subordinated debt securities are so guaranteed, the guarantee will be subordinated to all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding.

The obligations of any Subsidiary Guarantor under the guarantee will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to any other contingent and fixed liabilities of the Subsidiary Guarantor.

The guarantee may be released under certain circumstances. If Callon exercises its legal or covenant defeasance option with respect to debt securities of a particular series as described above in “—Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, any Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•

automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not an affiliate of Callon, of all of Callon’s equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into Callon or the liquidation and dissolution of the Subsidiary Guarantor; or

•

following delivery of a written notice by Callon to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of Callon’s for borrowed money, except for any series of debt securities.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which is incorporated by reference in this prospectus. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law.

Common Stock

We are currently authorized to issue up to 60,000,000 shares of common stock, par value $0.01 per share. As of September 13, 2011, there were 39,381,693 shares of common stock outstanding. Holders of our common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our common stock. Subject only to the requirements of the Delaware General Corporation Law, or DGCL, the board of directors may issue shares of our common stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 2,500,000 shares of preferred stock, par value $0.01 per share. As of September 13, 2011, there were no shares of preferred stock outstanding. Shares of preferred stock may be issued from time to time in one or more series as the board of directors may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the DGCL, the board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock.

The issuance of any such preferred stock could adversely affect the rights of the holders of our common stock and therefore, reduce the value of the common stock. The ability of the board of directors to issue preferred stock could discourage, delay, or prevent a takeover of us.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Preferred Stock. Our certificate of incorporation permits our board of directors to authorize and issue one or more series of preferred stock, which may render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Staggered Board of Directors. Our certificate of incorporation and bylaws divide our board of directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. The certificate of incorporation and bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 80% or more of the voting power of our capital stock. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors, unless the articles of incorporation are amended.

Limitation on Directors’ Liability. Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the company or our stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the President or by the Board of Directors or at the request of stockholders owning 80% or more of the entire capital stock issued and outstanding and entitled to vote.

Requirements for Advance Notification of Stockholder Nominations. Our bylaws and certificate of incorporation establish advance notice procedures with respect to stockholder nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder Action By Written Consent. Our certificate of incorporation and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected is approved by the written consent of all of the stockholders entitled to vote thereon. This provision, which may not be amended except by the affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.

Amendment of the Bylaws. Under Delaware law, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to make, alter or repeal our bylaws at any regular or special meeting of the board of directors. By majority vote, our stockholders may make, alter or repeal our bylaws but provisions of the bylaws relating to stockholder meetings, directors, and amendment of the bylaws may only be amended by holders of at least 80% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Statute

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•

upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under the Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, of the successors of these directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants entitling the holder to purchase our debt securities, preferred stock or common stock as described in the prospectus supplement relating to the issuance of the warrants. Warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company that acts as warrant agent. The warrant agent will act solely as our agent in connection with warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you.

The prospectus supplement will describe the terms of any warrants offered, including the following:

•	the amount of warrants to be registered and the purchase price and manner of payment to acquire the warrants;

•	a description, including amount, of the debt securities, preferred stock or common stock which may be purchased upon exercise;

•	the exercise price which must be paid to purchase the securities upon exercise of a warrant and any provisions for changes or adjustments in the exercise price;

•	any date on which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other material terms of the warrants.

Holders of warrants will not have any of the rights of holders of our debt securities, preferred stock or common stock that may be purchased upon exercise until they exercise the warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred stock or common stock which may be purchased upon exercise or to exercise any voting right.

Exercise of Warrants

After the close of business on the expiration date described in the prospectus supplement, warrants will expire and the holders will no longer have the right to exercise the warrants and receive the underlying securities. Warrants may be exercised by delivering a properly completed certificate in the form attached to the warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred stock or common stock as soon as possible following receipt of the certificate and payment described above. If less than all of the warrants represented by a certificate are exercised, we will issue a new certificate for the remaining warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus and applicable prospectus supplements:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

If underwriters are used to sell the securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that event, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

The applicable prospectus supplement relating to the securities will set forth:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us, if any, from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of The New York Stock Exchange or any other exchange on which our common stock may be listed or quoted at the time of the sale:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

If we were to issue rights on a pro rata basis to our stockholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

Any underwriters, dealers, and agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters, dealers or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled “Plan of Distribution” or “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy and information statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2010, filed on March 15, 2011 and March 18, 2011.

•

The description of our common stock contained in the Registration Statement on Form 8-B filed with the SEC on October 3, 1994, including any future amendment or report for the purpose of updating such description.

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2011, filed on May 10, 2011; and for the three months ended June 30, 2011, filed on August 8, 2011.

•

The following Current Reports on Form 8-K filed by us with the SEC on February 3, 2011, February 7, 2011, February 17, 2011, February 22, 2011, March 16, 2011, March 18, 2011, March 22, 2011, May 12, 2011 (film no. 11833943), May 12, 2011 (film no. 11835468), May 13, 2011 and August 9, 2011.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may get copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to the Corporate Secretary, Callon Petroleum Company, 200 North Canal Street, Natchez, Mississippi 39120 or calling (601) 442-1601.

LEGAL MATTERS

The validity of the securities to be offered hereby will be passed upon by Haynes and Boone, LLP, and as to certain of the guarantors, by Copeland, Cook, Taylor & Bush, P.A. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Callon Petroleum Company appearing in Callon Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and effectiveness of internal control over financial reporting as of December 31, 2010 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus as of December 31, 2010 relating to our estimated quantities of our proved reserves and future revenue is derived from a report prepared by Huddleston & Co., Inc., independent petroleum engineers, as stated in their report with respect thereto. This information is incorporated in this prospectus in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

            Shares

    % Series A Cumulative Preferred Stock

Callon Petroleum Company

Joint Book-Running Managers

Janney Montgomery Scott	Sterne Agee	MLV & Co.

Co-Managers

Dougherty & Company LLC	Northland Capital Markets

May         , 2013